 Exhibit 99.4

Ferroglobe PLC

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 00:01, British Summer Time, on June 25, 2025.

Online
Go to **www.envisionreports.com/GSM** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!
Sign up for electronic delivery at www.envisionreports.com/GSM

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

A Proposals — The Board recommends a vote FOR Proposals 1 – 18

+

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	7.	☐	☐	☐	13.	☐	☐	☐
2.	☐	☐	☐	8.	☐	☐	☐	14.	☐	☐	☐
3.	☐	☐	☐	9.	☐	☐	☐	15.	☐	☐	☐
4.	☐	☐	☐	10.	☐	☐	☐	16.	☐	☐	☐
5.	☐	☐	☐	11.	☐	☐	☐	17.	☐	☐	☐
6.	☐	☐	☐	12.	☐	☐	☐	18.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X

+

045MGG

2025 Annual Meeting Admission Ticket2025 Annual Meeting of Ferroglobe PLC ShareholdersThe 2025 Annual Meeting of Shareholders of Ferroglobe PLC will be held on Thursday, June 26, 2025 at 14:00 (British Summer Time)at 13 Chesterfield Street, London W1J 5JN, UKUpon arrival, please present this admission ticket and photo identification at the registration desk. U.K. Annual Report and Accounts 20241.THAT the directors’ and auditor’s reports and the accounts of the Company for the financial year ended 31 December 2024 (the “U.K. Annual Report and Accounts”) be received.Directors’ Remuneration2.THAT the directors’ renumeration policy (the “Remuneration Policy”), as set out on pages 43 to 57 of the U.K. Annual Report and Accounts be approved. 3.THAT the directors’ annual report on remuneration for the financial year ended 31 December 2024 (excluding, for the avoidance of doubt, any part of the Directors’ remuneration report containing the directors’ remuneration policy), as set out on pages 39 to 42 and 58 to 68 of the U.K. Annual Report and Accounts be approved.Authority for Certain Donations and Expenditure4.THAT, in accordance with Part 14 of the Companies Act and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiary of the Company at any time during the period for which this resolution has effect) be authorized to: (i) make political donations to political parties or independent election candidates; (ii) make political donations to political organizations other than political parties, and (iii)incur political expenditure, in each case, as such terms are defined in the Companies Act, provided that with respect to each of the foregoing categories, any such donations or expenditure made by the Company, or a subsidiary of the Company, do not in the aggregate exceed £100,000. Such authority shall expire at the conclusion of the Company’s next annual general meeting. For the purposes of this resolution, the authorized sum may comprise sums in different currencies that shall be converted at such rate as the Board may in its absolute discretion determine to be appropriate. Renewed Equity Incentive Plan5THAT the rules of the Ferroglobe Plc Equity Incentive Plan in a proposed updated form (the “Renewed EIP”), the principal terms of which are summarised in this Notice, and a copy of which are produced in draft to this meeting and initialled by the Chair of the meeting for the purpose of identification, be and are hereby approved for adoption by the directors of the Company.Directors’ Re-election6.THAT Javier López Madrid be re-elected as a director. 7.THAT Marco Levi be re-elected as a director. 8.THAT Marta de Amusategui y Vergara be re-elected as a director. 9.THAT Bruce L. Crockett be re-elected as a director. 10.THAT Stuart E. Eizenstat be re-elected as a director. 11.THAT Manuel Garrido y Ruano be re-elected as a director. 12.THAT Juan Villar Mir de Fuentes be re-elected as a director. 13.THAT Belen Villalonga Morenés be re-elected as a director. 14.THAT Silvia Villar-Mir de Fuentes be re-elected as a director. 15.THAT Nicolas De Santis be re-elected as a director. 16.THAT Rafael Barrilero Yarnoz be re-elected as a director. Re-appointment of Auditor17.THAT KPMG LLP be re-appointed as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company. Remuneration of Auditor18.THAT the Audit Committee of the Board be authorized to determine the auditor’s remuneration. IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.Proxy — Ferroglobe PLCProxy Solicited by Board of Directors for Annual Meeting – June 26, 2025The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of Ferroglobe PLC called to be held at 14:00 (British Summer Time) on Thursday, June 26, 2025 at 13 Chesterfield Street, London, W1J 5JN, UK, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the Notice of Annual General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OFVOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTIONS IN PROPOSALS 1 THROUGH 18 AS INDICATED ON THE REVERSE SIDE HEREOF.You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” Proposals 1 – 18.(Items to be voted appear on reverse side.)C Non-Voting ItemsChange of Address — Please print new address below.Comments — Please print your comments below.Meeting AttendanceMark box to the right ifyou plan to attend theAnnual Meeting.